July 3, 2012	Adam M. Schlichtmann
T +1 617 951 7114
F +1 617 235 7346
adam.schlichtmann@ropesgray.com

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Western Asset Funds, Inc. (the “Corporation”)
Investment Company Act Registration No. 811-06110
Registration Statement on Form N-14 (File No. 333-181844)

Ladies and Gentlemen:

This letter provides the Corporation’s response to comments on the above-referenced Registration Statement of the Corporation on Form N-14, filed on June 1, 2012 pursuant to Rule 488 under the Securities Act of 1933, that Mr. Kevin Rupert provided by telephone to Adam Schlichtmann on June 21, 2012. For convenience of reference, I have summarized each of the comments before the Corporation’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

1.        Comment: Please provide Tandy representations in your response letter.

Response: The Corporation has made the requested representations below.

2.        Comment: Please confirm that series and class identifiers for each series and share class participating in a Reorganization will be included in the Rule 497 filing containing the final proxy statement/prospectus for the Reorganizations.

Response: The Corporation intends for the Rule 497 filing containing the final proxy statement/prospectus for the Reorganizations to include the series and class identifiers for each series and share class participating in a Reorganization.

3.        Comment: Please consider whether the proxy statement/prospectus appropriately identifies any differences in risks associated with investments in credit default swaps by the Western Asset Inflation Indexed Plus Bond Fund as compared with the Legg Mason Western Asset Global Inflation Management Fund.

Response: The following disclosure has been added to the proxy statement/prospectus:

“Western Asset Inflation Indexed Plus Bond Fund may ‘sell protection’ in connection with credit default swaps relating to corporate debt securities. It is currently expected that the notional amount of the credit default swaps will not exceed 40% of the fund’s net assets, although such exposure may exceed 40% from time to time. Legg Mason Western Asset Global Inflation Management Fund has no similar investment strategy or policy. Accordingly, Western Asset Inflation Indexed Plus Bond Fund has greater ability to invest in credit default swaps and therefore may be more susceptible to the risks of investing in credit default swaps, which are described in greater detail in this Proxy Statement/Prospectus at Appendix C, than Legg Mason Western Asset Global Inflation Management Fund.”

4.        Comment: Supplementally, please explain any substantive changes that are being made to Class C and Class R1 shares of the Target Funds prior to the Reorganizations or indicate in your response that the share classes are being renamed to align the share classes of the Target Funds and Acquiring Funds.

Response: Class C Shares. Class C shares of each Target Fund are being renamed Class C1 shares to align them with new Class C1 of the Acquiring Funds. New Class C1 shares of the Acquiring Funds will have the same class-specific fee structure as Class C shares of the Target Funds.

Class R1 Shares. There are no public shareholders of Class R1 shares of any of the Target Funds, therefore the difference in the fee structure between Class R1 of a Target Fund and Class C of the corresponding Acquiring Fund, as shown in the pro forma fee and expense tables, will not have a substantive impact on shareholders of the Target Funds.

5.        Comment: Please add pre-reorganization fee and expense information to the fee and expense tables for Class C1 shares of each Acquiring Fund.

Response: The requested change has been made.

6.        Comment: Please remove footnotes to the fee and expense table that describe fee waivers that are not reflected in the tables. The disclosure can be located elsewhere in the proxy statement/prospectus.

Response: The requested change has been made.

7.        Comment: Supplementally, please indicate whether the Registration Statement contains disclosure regarding how the Acquiring Funds address issues relating to senior securities that could arise when a fund enters into credit default swaps.

Response: The SAI contains disclosure addressing this matter.

8.        Comment: Please add disclosure to the proxy statement/prospectus making clear that each appendix thereto is part of the proxy statement/prospectus.

Response: The requested change has been made.

9.        Comment: Please revise the pro forma capitalization tables to show Fund-level net assets for each Target Fund and Acquiring Fund before and after its Reorganization, including pro forma adjustments.

Response: The requested change has been made.

10.      Comment: Please add disclosure explaining why the pro forma financial statements show an increase in the management fee for the Western Asset Core Bond Fund reorganization if the management fee rate will be going down in the connection with that reorganization.

Response: The requested change has been made.

11.      Comment: Please add disclosure to the pro forma capitalization table indicating which Acquiring Funds have share classes that are not participating in the Reorganizations

Response: The requested change has been made.

12.      Comment: Please update the Registration Statement with any missing data.

Response: The requested change has been made.

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The Corporation acknowledges the following: (i) the Corporation is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Securities and Exchange Commission (“SEC”) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Corporation may not assert SEC Staff comments as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

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Please feel free to contact me at (617) 951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

Adam M. Schlichtmann, Esq.